EXHIBIT 99.4
JAMES D. DONDERO
1300 Two Galleria Tower
13455 Noel Road, LB 45
Dallas, Texas 75240
October 26, 2005
Via Certified Mail
Board of Directors
Motient Corporation
300 Knightsbridge Pkwy.
Lincolnshire, Illinois 60069
Ladies and Gentlemen:
At today’s meeting of the Board of Directors (the “Board”) of Motient Corporation (the “Company”) to “discuss” and then to finally approve the terms of the already-commenced exchange offer and the related issuance of the Series B Preferred stock (the “Exchange Offer”), the Board avoided significant issues with respect to the Exchange Offer and rushed to another quick decision without discussion.
My letters to you dated October 19 and October 25, 2005, set forth detailed questions relating to the Exchange Offer that should have been reviewed and discussed before approving the Exchange Offer. These issues were not discussed and, in fact, given the way in which the meeting was conducted, it was clear that there was no desire to deal with these issues and address these legitimate concerns. Today’s meeting merely recited the terms of the Series B Preferred. Resolutions inaccurately state that the members of the Board had carefully considered the Exchange Offer and had become “apprised of all material facts.” As previously noted, the corporate governance of the Company is in desperate need of repair, and the Company’s stockholders deserve more than the maintenance to the continued corporate fiction.
Highland Capital Management, L.P. and certain of its affiliates today notified the Company that they elected not to participate in the Exchange Offer because they believe that the Company has not adequately disclosed all material information relating to the Exchange Offer and its implications to stockholders. Highland and I have also been given indications that various side deals and side letters may have been proffered to some Series A Preferred holders to encourage their exchange. If the Company entered into agreements with Series A Preferred holders prior to tendering, Highland and I suspect that these deals may violate the securities laws and should be disclosed. These sorts of indications, as well as prior concerns that I have expressed in my correspondence with the Board, continue to raise serious concerns for both me and Highland regarding the Board’s conduct in connection with the Exchange Offer, particularly the inadequacy of the Company’s disclosures.
Sincerely,
/s/ James D. Dondero
James D. Dondero
cc: Securities and Exchange Commission